Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

December 1, 2005

VIA EDGAR AND COURIER

Peggy Kim

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Apple REIT Seven, Inc.

Amendment No. 2 to Registration Statement

on Form S-11, Filed August 29, 2005

File No. 333-125546

Dear Ms. Kim:

We are responding on behalf of our client, Apple REIT Seven, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Principal Executive Officer, dated September 8, 2005.

This letter, together with pre-effective Amendment No. 3, responds to the comments in your letter dated September 8, 2005. Pre-effective Amendment No. 3 is marked to show changes from pre-effective Amendment No. 2 to the Registration Statement on Form S-11 filed August 29, 2005. A copy of the marked document is included with the copy of this letter being delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of pre-effective Amendment No. 3 marked “Courtesy Copy” included in this package.

This letter repeats the comments from your letter dated September 8, 2005 together with responses on behalf of the Company.

General

1.	We note your response to previous comment 5 in our letter dated August 12, 2005. Please tell us whom you have contacted and provide us with copies of your correspondence with the Division of Market Regulation regarding your request for exemptive relief.

December 1, 2005

Currently the Company does not have a contact at the Division of Market Regulation. Once a contact is made at the Division of Market Regulation, we will immediately provide this information to the Division of Corporation Finance. The Company notes that, if exemptive relief for its Unit Redemption Program relative to Regulation M is obtained, it would still be some time before the Company would begin its Unit Redemption Program, since participants in the Program would be required to hold their Units for at least one year before being eligible to participate in the Program. Currently, the Company does not plan to submit its request for Regulation M no-action relief to the SEC staff until its Registration Statement on Form S-11 is declared effective.

Summary, page 1

Apple REIT Seven, Inc., page 1

2.	Please refer to the newly added disclosure in the second paragraph. Please revise to omit the use of defined terms; the meaning of the terms should be clear from their context.

The defined terms and newly added disclosure in the second paragraph have been deleted, as requested. Please see page 1 in the current filing.

Conflicts of Interest, page 41

Competition Between Us and Mr. Knight and Other Companies Organized by Mr. Knight, page 43

3.	We note your response to previous comment 10 and your revised disclosure describing your policy for dealing with conflicts. We also note that Apple Suites Realty is not entitled to real estate commission for sales to an affiliate. We reissue that part of our previous comment asking you to describe the specific risks, conflicts and incentives regarding compensation that arise in connection with the similar concurrent programs organized by Mr. Knight. For example, disclose the risks and conflicts in the event that Apple REIT Seven purchases properties from other affiliated programs, and any incentive for Mr. Knight to receive compensation on both the sale and purchase of the same property. Further, consider disclosing the specific risks, conflicts and incentives involving compensation under a separate heading since these matters do not relate to competition.

Please see the additional disclosure added in response to this comment on pages 40 and 41 in the current filing. As you will see, pursuant to your suggestion, compensation-related conflicts are included in a separate subsection with an appropriate revised heading, and additional disclosure has been added. Please note that, as indicated in the prospectus, Apple Suites Realty is not entitled to a real estate commission in connection with either a sale of a property to, or a purchase of a property from, an affiliate. This disclosure has been modified to make clear that no commissions are payable in connection with a purchase or sale by the Company from or to another program organized by Mr. Knight.

December 1, 2005

Please note that the NASD has required that we include in the prospectus (including on the cover page) a statement that any purchases of Units by any persons affiliated with the Company for the explicit purpose of meeting the minimum offering amount must be made for investment purposes only, and not with a view towards redistribution. In response to the NASD’s requirement, we have included this language. However, since it is not logically consistent with existing disclosure that no Units purchased by affiliates of the Company will count towards reaching the minimum offering amount, we have also modified this existing language to state that affiliates of the Company do not plan or expect to purchase any Units to reach the minimum offering amount. In any event, no change in substance is intended by these modifications, which are made solely to respond to the NASD requirement.

We also note that, consistent with a telephone conversation between the undersigned and Ms. Mittelman, the Company has added cross-references from the Risk Factors to the corresponding discussions in the other portions of the Prospectus. This is done solely in response to a requirement imposed by the Maryland Securities Division. Notwithstanding these cross-references, the Company believes that the Risk Factors in its prospectus are fully self-sufficient and complete by themselves.

As indicated in your letter dated July 5, 2005, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated July 5, 2005.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying pre-effective Amendment No. 3 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

Martin B. Richards

MBR/smk

cc:	Charito A. Mittelman (SEC)

Yolanda Crittenden (SEC)

Glade M. Knight

David S. McKenney

bcc: (w/encl.)

D. Buckley

B. Peery

C. Bowes

H. Sibley

A. Chodosh

J. Pickard

P. Neuman